Mines Richmont inc.
110, avenue Principale
Rouyn-Noranda, QC
J9X 4P2, CANADA

Tél. : (819) 797-2465
Téléc. : (819) 797-0166
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES NET EARNINGS OF $1.2 MILLION
($0.07 PER SHARE) FOR THE THIRD QUARTER OF 2003

MONTREAL, October 23, 2003 - Richmont Mines announces net earnings of $1,191,709, or $0.07 per share, for the third quarter ended September 30, 2003, compared with net earnings of $4,286,089, or $0.28 per share, for the third quarter of 2002. Cash flow from operations before the net change in non-cash working capital was $2,543,721, or $0.16 per share, compared with $6,541,493, or $0.42 per share, for the same period last year. Gold sales during the third quarter totalled 21,520 ounces at an average selling price of US$367 per ounce for revenues of $11,877,970. Gold sales for the third quarter of 2002 were 34,409 ounces at an average selling price of US$311 per ounce for revenues of $17,322,004. The average cash production cost was US$231 compared with US$141 per ounce for the corresponding period of 2002, primarily due to the increase in the value of the Canadian dollar and the lower grades of ore produced at the Hammerdown and Beaufor mines.

For the nine-month period ended September 30, 2003, net earnings were $3,075,726, or $0.19 per share, compared with $7,669,683, or $0.50 per share, in 2002. Cash flow from operations before the net change in non-cash working capital for the first nine months of 2003 was $6,929,890, or $0.44 per share, compared with $12,782,789, or $0.84 per share, in 2002. The results for 2003 reflect the higher value of the Canadian dollar, the lower ore grades obtained and the $2-million increase in exploration costs. Gold sales for this nine-month period totalled 68,506 ounces at an average selling price of US$354 per ounce compared with 76,533 ounces at a price of US$308 last year.

During the third quarter of 2003, the Beaufor Mine in Quebec produced 65,169 tons of ore grading 0.20 ounces of gold per ton, for a total of 12,827 ounces. Gold sales for the quarter totalled 12,804 ounces produced at a cash cost of US$225 per ounce. Since the beginning of 2003, the Beaufor Mine has met its production targets, obtaining grades similar to those of the reserves. For this period, gold sales totalled 40,010 ounces of gold at an average cash cost of US$231 per ounce.

The Hammerdown Mine in Newfoundland provided 27,976 tons of ore grading 0.39 ounces of gold per ton for processing during the quarter, producing 10,718 ounces of gold. Gold sales for the quarter totalled 8,716 ounces produced at a cash cost of US$240 per ounce. For the nine-month period just ended, sales totalled 28,496 ounces of gold produced at a cash cost of US$224 per ounce. Averaging 0.40 ounces per ton since the beginning of the year, grades at the mine have been 10% lower than anticipated. Richmont Mines has thus lowered its total production forecast for 2003 to 95,000 ounces.

Exploration

Richmont Mines announces that exploration drilling on the Camflo Northwest property will begin in November. The Company has the option of acquiring an 80% interest in this property from SOQUEM INC.1 The proposed drilling will verify both the extension at depth of a number of gold zones in the Black Cliff deposit characterized by intense silicification and the geological elements conducive to the presence of mineralization similar to that of the former Camflo Mine, which produced 1.7 million ounces of gold between 1965 and 1992.

Since the last update on exploration work at the Wasamac property (see the news release dated August 25, 2003), another hole (WS-03-16) has been drilled intersecting the mineralized zone approximately 185 vertical feet beneath the intersection of drill hole WS-03-15, which yielded a value of 0.25 ounces of gold per ton over a true thickness of 8.9 feet. Drill hole WS-03-16 yielded a value of 0.13 ounces of gold per ton over a true thickness of 8.4 feet. The geological team is currently analyzing its findings and compiling the results of work previously conducted in Zones 1 and 2 of the former Wasamac Mine so as to prepare the 2004 drilling campaign. The team is also preparing a preliminary resources estimate, which should be available by the end of the year. A budget of $500,000 will be allocated for the 2004 exploration campaign on the Wasamac property.

Outlook

Richmont Mines is actively developing its mining assets while continuing to seek new projects. The Company holds no long-term debt and has working capital of $34.8 million. It has no hedging contracts for gold.

Louis Dionne
President

1 SOQUEM INC. is a wholly-owned subsidiary of SGF Minéral Inc., a subsidiary of the Société générale de financement du Québec ("SGF"). The mission of the SGF, as an industrial and financial holding company, is to carry out economic development projects, especially in the industrial sector, in cooperation with partners and in accordance with accepted requirements for profitability that comply with the economic development policy of the Government of Quebec.

National Instrument 43-101

The drilling program is being monitored by qualified geologists, as defined by National Instrument 43-101, under the supervision of Mr. Jules Riopel, Principal-Exploration Geologist, who are employed by Richmont Mines. The assay samples came from core halves of BQ diameter and varying in length from 1 to 5 feet. They were sent to the Techni-Lab S.G.B. Abitibi Inc. laboratory. The samples were analyzed by using the fire assay technique with an atomic absorption finish on 30 grams of material. The coarse rejects and pulp residues were also collected and sent to the ALS Chemex Chimitec laboratory in Val-d'Or for a second analysis.

Disclosure regarding forward-looking statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.

FINANCIAL DATA
	Three-month period		Nine-month period
	ended September 30		ended September 30
(CAN$)	2003	2002	2003	2002

Revenues	11,877,970	17,322,004	37,110,376	38,171,691
Net earnings	1,191,709	4,286,089	3,075,726	7,669,683
Net earnings per share	0.07	0.28	0.19	0.50
Cash flow from operations before net change in
non-cash working capital	2,543,721	6,541,493	6,929,890	12,782,789
Cash flow from operations before net change in
non-cash working capital per share	0.16	0.42	0.44	0.84
Average selling price of gold per ounce	US$367	US$311	US$354	US$308
Weighted average number of common shares
outstanding	15,920,080	15,441,876	15,902,711	15,248,223

(CAN$)	September 30, 2003		December 31, 2002

Working capital		34,759,516		29,775,077

PRODUCTION AND SALES DATA
	Three-month period ended September 30
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Hammerdown	2003	10,718	8,716	US$240
	2002	13,477	13,003	US$144
Beaufor	2003	12,827	12,804	US$225
	2002	21,126	21,406	US$139
Total	2003	23,545	21,520	US$231
	2002	34,603	34,409	US$141

	Nine-month period ended September 30
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Hammerdown	2003	29,661	28,496	US$224
	2002	38,409	36,262	US$153
Beaufor	2003	40,175	40,010	US$231
	2002	45,637	40,271	US$152
Total	2003	69,836	68,506	US$228
	2002	84,046	76,533	US$152

2002 average exchange rate: US$1 = CAN$1.57
2003 estimated exchange rate: US$1 = CAN$1.43

For more information, contact:

Martin Rivard	Telephone:	(819) 797-2465
Executive Vice-President	Fax:	(819) 797-0166

Trading symbol: RIC	Listings:	Toronto - Amex